

03 APR 16 AM 7:21

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: -2 APR 2003


SUPPL
03050114

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

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PROCESSED
APR 24 2003
THOMSON FINANCIAL

MASNET No. 39 OF 02.04.2003
Announcement No. 56

ALLGREEN PROPERTIES LIMITED

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 17th Annual General Meeting of Allgreen Properties Limited will be held at The Gallery, Level 2, Traders Hotel, 1A Cuscaden Road, Singapore 249716 on Friday, 25 April 2003 at 10.30 am to transact the following ordinary and special business:

AS ORDINARY BUSINESS

1.	To receive and adopt the Audited Accounts of the Company for the year ended 31 December 2002 and the Reports of Directors and Auditors thereon.	(Resolution No. 1)
2.	To declare a Final Dividend of 7% or 3.5 cents per share less income tax for the year ended 31 December 2002.	(Resolution No. 2)
3.	To approve the payment of S$209,000 as Directors' Fees for the year ended 31 December 2002 (2001: S$170,000)	(Resolution No. 3)
4.	To elect the following Directors retiring pursuant to Article 94 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election:	
(i)	Mr Edward Kuok Khoon Loong	(Resolution No. 4)
(ii)	Mdm Kuok Oon Kwong	(Resolution No. 5)
(iii)	Mr Keith Tay Ah Kee	(Resolution No. 6)
5.	To re-appoint Messrs Foo Kon Tan Grant Thornton as the Company's Auditors and to authorise the Directors to fix their remuneration.	(Resolution No. 7)
AS SPECIAL BUSINESS		
	To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions:-	
6.	"RESOLVED THAT pursuant to Section 161 of the Companies Act (Cap. 50) and the Listing Manual of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the capital of the Company ("shares"), whether by way of rights, bonus or otherwise, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that:	(Resolution No. 8)
(i)	the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent of the issued share capital of the Company; and	
(ii)	(unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."	

7.	"RESOLVED THAT pursuant to Section 161 of the Companies Act (Cap. 50), the Directors of the Company be authorised to allot and issue shares in the Company to the holders of options granted by the Company under the Allgreen Share Option Scheme (the "Scheme") upon the exercise of such options and in accordance with the rules of the Scheme provided always that the aggregate number of shares to be allotted and issued pursuant to the Scheme shall not exceed 15% of the total issued share capital of the Company for the time being."	(Resolution No. 9)
8.	To transact any other business that may be transacted at an Annual General Meeting.	

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
2 APRIL 2003
SINGAPORE

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, he shall specify on each instrument of proxy the number of shares in respect of which the appointment is made, failing which the appointment shall be deemed to be in the alternative.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994 not less than 48 hours before the time appointed for the Meeting.

Explanatory Notes on Special Business to be transacted:
Ordinary Resolution No. 8 is to empower the Directors of the Company to issue shares in the Company up to an amount not exceeding 50% of the issued share capital of the Company, with a sub-limit of 20% for shares issued other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital is based on the Company's issued share capital at the date of the passing of the Resolution after adjusting for any new shares arising from the conversion of the convertible securities or employee share options on issue when the Resolution is passed, and any subsequent consolidation or subdivision of shares.

Ordinary Resolution No. 9 is to empower the Directors of the Company to issue shares in the capital of the Company to option holders upon the exercise of options granted under the Allgreen Share Option Scheme provided that the aggregate number of shares to be issued does not exceed 15% of the issued share capital of the Company for the time being.

Submitted by Ms Isoo Tan, Company Secretary on 02/04/2003 to the SGX